Exhibit 6.5

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of April 1, 2021 (“Effective Date”), by and between DAVID MICHAEL EBERHARDT (“Employee”), and ENERGY EXPLORATION TECHNOLOGIES, INC., a Puerto Rico corporation (the “Company”).

RECITALS

The Company is a sustainable energy company focussed on lithium extraction, recovery, separation, and refinery technology, the methods to cause those actions with lithium or other ions, as well as solid state battery electrolytes, and other energy related technologies. Employee desires to provide services as the Company’s Chief Financial Officer, and the Company desires to retain Employee for such services, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee mutually agree as follows:

1. Employment. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company upon the terms, covenants and conditions set forth in this Agreement. During the term of Employee’s employment (the “Employment Term”), Employee shall be employed as the Company’s Chief Financial Officer and shall be responsible for the duties commensurate with such position. At all times during the Employment Term, Employee shall be subject to the power and authority of the Board of Directors of the Company (the “Board”). Employee agrees that the duties and responsibilities of Employee include those listed in the job description attached hereto as Exhibit A (“Job Description”), The Job Description may be modified by the Company to align with future company goals. During the Employment Term, Employee shall render such executive and managerial services to the Company that are consistent with Employee’s position with the Company and as the Board may from time to time reasonably direct. If requested by the Company, Employee agrees to relocate to Austin, Texas, and at that time Employee must be based in Austin during the remainder of the Employment Term unless otherwise agreed to by the Company. Current plans are to continue remote operations with laboratory operations located in Austin, Texas and Newark, California.

2. Duties. Employee shall diligently and competently perform his duties to the best of his ability, shall be a full time employee of the Company, and shall devote sufficient business time and energy to the Company so as to diligently perform his duties hereunder. Employee shall perform his duties in a manner in compliance with all applicable laws and regulations and in accordance with applicable policies and procedures set forth from time to time by the Company, so long as the same do not conflict with the terms of this Agreement. Employee will report to the Chief Executive Officer of the Company.

3. Compensation. During the Employment Term and subject to Section 6, the Company shall pay or provide to Employee the following compensation:

(a) Salary. During the Employment Term, the Company shall pay to Employee an annual base salary as follows: One Hundred Fifty Thousand Dollars ($150,000) per year, until such time the Company successfully raises a Series B financing in a cumulative amount in excess of Ten Million Dollars ($10,000,000) after the Effective Date, at which time Employee’s annual base salary will increase to Three Hundred Thousand Dollars ($300,000) per year. The Series B Financing shall not include proceeds raised from (i) the contemplated Net Capital Offering planned for Spring 2021, (ii) the contemplated Series A financing, or (iii) any issuance or conversion of convertible notes tied to the Series A or prior to the Effective Date. Upon the closing of a Qualified IPO (as hereinafter defined) or Qualified SPAC Transaction (as hereinafter defined), Employee’s annual base salary during the Employment Term will increase to Five Hundred Fifty Thousand Dollars ($550,000). Payment will be made in arrears not less than twice per month in accordance with the customary payroll practices of the Company. Should Employee’s base salary increase per the milestones described herein, the new annual base salary shall begin on the first of the month following the close of such milestone transaction. Employee’s annual base salary for any partial year will be pro-rated based upon the actual number of days Employee was employed in the partial year.

(b) Equity. As additional compensation, the Company agrees to issue Employee options to purchase shares of common stock in the Company on the terms and conditions of a Stock Option Award Agreement to be entered into between Employee and the Company (an “Award Agreement”) issued pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”). The Award Agreement shall be subject to the terms and conditions of the Plan. The Award Agreement will provide for Employee to purchase up to Four Hundred Thousand (400,000) shares of common stock for a per share purchase price equal to $4.90 per share, which is the fair market value of the Company’s common stock determined by the latest valuation of the Company in the last round of financing prior to execution and delivery of the Award Agreement. Three Hundred Thousand (300,000) shares will vest in arrears in increments over a four (4) year vesting schedule, with one sixteenth (1/16) of the options vesting every three (3) months, except the first one eight (1/8) of options vesting after a six (6) month cliff. Upon the first to occur of a Qualified IPO or a Qualified SPAC Transaction, an additional One Hundred Thousand (100,000) options shall vest pursuant to the Plan.

For purposes hereof, the term “Qualified IPO” means an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty million dollars $50,000,000 in gross proceeds to the Company, and the term “Qualified SPAC Transaction” means the closing of a merger with or acquisition of the Company by a Special Purpose Acquisition Company (“SPAC”) or subsidiary thereof resulting in at least fifty million dollars $50,000,000 in gross proceeds to the Company and which leads to the Company or its parent company being publicly listed on an exchange.

(c) Benefits. Employee shall be entitled to participate in all employee benefit plans sponsored by the Company to its executive employees from time to time as determined by the Board. Unless and until the Company adopts a Company-wide benefits plan, Employee shall not be entitled to any employee benefits, including, without limitation, health insurance, hospitalization, workers compensation insurance, liability or pension plan coverage or other fringe benefits and in lieu the Company shall pay to Employee an amount equal to Twenty Five Thousand Dollars ($25,000) per annum (“Benefits Additional Compensation”) in addition to base salary. Payment of Benefits

Additional Compensation will be made not less than twice per month in accordance with the customary payroll practices of the Company. Employee’s Benefits Additional Compensation any partial year will be pro-rated based upon the actual number of days Employee was employed in the partial year.

(d) Paid Time Off. During the Employment Term, Employee shall be entitled to four (4) weeks of paid time off during each calendar year and to paid holidays recognized by the Company. Any vacation not used during a calendar year may not be carried over to a subsequent calendar year and, if not used during such calendar year, shall be forfeited. The number of paid vacation days in any partial year will be pro-rated based upon the actual number of days Employee was employed in the partial year. Employee shall submit notice to the Chief Executive Office not less than three (3) weeks in advance of taking any planned time off.

(e) Bonus. Company shall pay Employee a Three Hundred Thousand Dollar ($300,000) bonus for every Fifty Million Dollars ($50,000,000) of capital raised by the Company after the Effective Date including a Qualified IPO or Qualified SPAC Transaction. No bonus will be paid for any transaction the later of March 30, 2024 or after the closing of a Qualified IPO or Qualified SPAC Transaction. For example, if the Company raises Four Hundred Million Dollars ($400,000,000) after the Effective Date of this Agreement including a Qualified IPO or Qualified SPAC Transaction, Employee will receive a total bonus of Two Million Four Hundred Thousand Dollars ($2,400,000). Any bonus under this Section 3(e) will be paid within thirty (30) days after the closing of the applicable transaction.

(f) Taxes. All payments of salary and other compensation to Employee shall be made after deduction of any taxes required to be withheld with respect thereto under applicable federal and state laws.

4. Expenses. Expenses incurred or paid by Employee in connection with the performance of his duties shall be paid or reimbursed by the Company only if such expenses have been approved in advance by the Company, which approval may be in the form of an email or text, and Employee has submitted all expense statements or vouchers or such other supporting information as the Company may reasonably require. Except for the foregoing, all expenses incurred by Employee or its employees in connection with the performance of the Services and its duties under this Agreement shall be borne wholly and completely by Employee.

5. Relocation Expenses. If the Company requests Employee to relocate to Austin, Texas, the Company shall reimburse the Employee for reasonable third party expenses incurred in conjunction with relocating to Austin, Texas up to Sixty Thousand Dollars ($60,000). Employee will submit all expense statements or such other supporting information as the Company may reasonably require in order to receive such reimbursement.

6. Term; Termination. Employee and the Company understand and agree that Employee is an employee “at-will,” and that the Employee may resign, or the Company may terminate the Employee’s employment, at any time and for any or for no reason. Nothing in this Agreement shall be construed to alter the at-will nature of the Employee’s employment, nor shall anything in this

Agreement be construed as providing the Employee with a definite term of employment. Notwithstanding the foregoing, Employee agrees to give the Company at least six (6) week’s prior notice of voluntary termination of employment by Employee.

Upon termination of this Agreement, Employee shall be entitled to receive accrued but unpaid amounts due by the Company under Section 3(a), Section 3(e) and Section 4 through the last day of the Employment Term and shall retain any vested options under and subject to the Plan. Except for the foregoing, Employee shall receive no other payments following termination of this Agreement.

7. Confidential Information.

(a) Definition. “Confidential Information” means trade secrets and other confidential or proprietary information of the Company, including, but not limited to, all of the Company’s plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company.

(b) Protection and Marking. Employee agrees that all Confidential Information that Employee has access to or acquires knowledge of: (i) is to be held in strict confidence by Employee, (ii) is to be used by and under authority of the Company only as authorized in this Agreement, and (iii) shall not be disclosed by Employee without the prior written consent of the Company or as authorized in this Agreement. Employee’s obligation of confidence hereunder includes, without limitation, using at least the same degree of care with the Company’s Confidential Information as it uses to protect its own confidential information, but always at least a reasonable degree of care.

(c) Confidentiality of Terms of this Agreement. Employee agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the Company, except Employee may disclose the terms of this Agreement: (a) to advisors and others on a need-to-know basis, in each case, under appropriate confidentiality obligations substantially similar to those of this Section 7; (b) to approved partners of the Company, and (c) to the extent necessary to comply with applicable laws and court orders. Notwithstanding the foregoing, the existence of the Agreement shall not be considered Confidential Information.

(d) Disclosure Required by Court Order or Law. If Employee is required to disclose Confidential Information of the Company, or any terms of this Agreement, pursuant to the order or requirement of a court, administrative agency, or other governmental body or applicable law, Employee may disclose such Confidential Information or terms to the extent required, provided that Employee shall use reasonable efforts to provide the Company with reasonable advance notice thereof to enable the Company to seek a protective order and otherwise seek to prevent such disclosure. To the extent that Confidential Information so disclosed does not become part of the public domain by virtue of such disclosure, it shall remain Confidential Information protected pursuant to Section 7.

(e) Copies. Employee agrees not to copy or record any of the Confidential Information of the Company, except as reasonably necessary to exercise its rights or perform its obligations under the Agreement, and for archival and legal purposes.

(f) Continuing Obligations. Subject to the exclusions listed in Section 7(g), Employee’s confidentiality obligations under this Agreement will survive Employment Term and will continue for a period of five years thereafter.

(g) Exclusions. Information shall not be considered Confidential Information of the Company under this Agreement (“Exclusions”) to the extent that Employee can establish by competent written proof that such information:

(i) Was in the public domain at the time of disclosure; or

(ii) Later became part of the public domain through no act or omission of Employee in breach of the Agreement; or

(iii) Was lawfully disclosed to Employee by a third party having the right to disclose it not under an obligation of confidentiality; or

(iv) Was already known by Employee at the time of disclosure; or

It is acknowledged by Employee that irrespective of Exclusions, sensitive information of the Company that may or may not be considered Confidential Information is held with a high degree of care that Employee would uses to protect its own confidential information.

(h) Copyright Notice. The placement of a copyright notice on any Confidential Information will not be construed to mean that such information has been published and will not release Employee from its obligation of confidentiality hereunder.

(i) Separate NDA. Company and Employee may have or will sign a separate, extended confidentiality agreement that will govern additional confidentiality provisions, except for ones specifically provided herein.

8. Non-Competition. Employee agrees that during the Employment Term and for a period of one (1) year after the Employment Term, Employee will not directly or indirectly, (i) engage in any Business (as defined below) for Employee’s own account that would render Employee a Direct Competitor (as defined below), (ii) enter the employ of, render any services to, acquire a financial interest in, or otherwise become actively involved with, a Direct Competitor, or (iii) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company and customers or suppliers of, or Employees or employees to, the Company that were engaged in, or were immediate prospects for engaging in, business with the Company before Employee’s engagement by the Company was terminated. For purposes of this paragraph, the Company shall be construed to include the Company and its subsidiaries and affiliates. For purposes of this paragraph, “Business” shall mean the design, innovation, manufacture and sale of nanomaterial-based, mixed matrix membranes for resource recovery, and solid-state battery technology. For purposes of this paragraph, “Direct Competitor” shall mean any person or entity that engages in the Business, including, but not limited to, other DLE competitors such as Lilac, Eramet, E3 Metals, lithium producers such as SQM, Albemarle, Lithium Americas, and manufacturers of EnergyX technology such as LG or SUEZ, or any partners, customers, suppliers or contractors of the Company.

9. Non-Solicitation. During the Employment Term and for a period of two (2) year after the Employment Term, Employee will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the twelve (12) month period preceding the termination of Employee’s engagement, without the Company’s written consent.

10. Work Product. Employee agrees that any and all of Employee’s discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations that are conceived, created or otherwise developed by Employee during the term of, and pursuant to this Agreement (“Work Product”) shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101) and shall be the sole and exclusive property and Confidential Information of the Company. To the extent that the Work Product may not be considered “work made for hire,” Employee shall irrevocably assign to the Company all right, title and interest worldwide in and to the Work Product (whether currently existing or conceived, created or otherwise developed later), including, without limitation, all copyrights, trademarks, trade secrets, patents, industrial rights and all other intellectual and proprietary rights related thereto.

11. Non-Disparagement. Each party agrees that he or it will not at any time, directly or indirectly, on his or its own behalf or in the service of or on behalf of others, publish, circulate, utter or disseminate, or cause to be published, circulated, uttered or disseminated, in any manner or by any means whatsoever, to any person or entity, any statements, comments or material whatsoever, which could or would, in any manner whatsoever, either reflect unfavorably upon the reputation of the other party, or harm, damage or impair the business or operations of the other party.

12. Remedies. Employee acknowledges that any breach of Sections 7 through 11 of this Agreement (the “Restrictive Covenants”) by Employee will cause the Company irreparable harm for which there is no adequate legal remedy, and agrees that in the event of any actual or threatened breach of any Restrictive Covenant, the Company shall be entitled to temporary and permanent injunctive relief and all other appropriate equitable relief (including a decree of specific performance), without being required to (i) show any actual damage or irreparable harm, (ii) prove the inadequacy of its legal remedies, or (iii) post any bond or other security. Employee further agrees that in the event a bond or other undertaking is required of the Company in connection with the issuance of a temporary injunction enjoining Employee from acts claimed by the Company to violate any Restrictive Covenant, such bond or other undertaking shall not exceed One Thousand Dollars ($1,000). The foregoing remedies of the Company may be exercised without prejudice to (and are cumulative with) the Company’s other available rights and remedies at law, in equity, or under this Agreement, including the Company’s right to monetary damages arising from any breach of this Agreement by Employee. Employee will notify the Company in writing immediately upon Employee becoming aware of any such breach or threatened breach.

13. Use of Name and Likeness. Employee irrevocably consents to the Company’s use and display of Employee’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company during and after the Employment Term without the consent of, or payment of additional compensation to, Employee.

14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given five (5) business days after having been mailed, certified mail (return receipt requested and postage-prepaid), when sent by email with customary confirmation of receipt during business hours on a business day (or if sent after business hours on the next business day), or one (1) business day after being sent by a nationally recognized overnight delivery service, addressed to the party to which such notice is directed at its address set forth in this Agreement.

15. Governing Law and Venue. This Agreement shall be governed by and construed pursuant to the internal laws of the State of Texas without regard to its principles of conflicts of law. Any dispute arising out of or relating to this Agreement shall be brought only in the courts of record of the State of Texas, and each party consents to and confers personal jurisdiction on such courts.

16. JURY TRIAL WAIVER. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

17. Miscellaneous.

(a) Except with the prior written consent of the Board or the Chief Executive Officer of the Company, Employee shall not execute any contract or incur any binding commitment on behalf of the Company which involves payments in excess of Ten Thousand Dollars ($10,000) or which is not terminable at the option of the Company without penalty on not less than thirty days notice. Employee shall seek the approval of the Chief Executive Officer for all material agreements.

(b) The terms and conditions of Sections 6 through 17 shall survive the Employment Term.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

(d) The parties hereby agree from time to time to execute and deliver such further and other documents and agreements and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same legal instrument. This Agreement may be executed by “pdf” or facsimile.

(f) This Agreement constitutes the entire agreement between the parties and shall supersede all other oral or written agreements between the parties, respecting the subject matter of this Agreement. This Agreement may only be modified or amended by written instrument executed by both parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth above.

Company:		Employee:

ENERGY EXPLORATION TECHNOLOGIES, INC.

By:
Teague Egan		DAVID MICHAEL EBERHARDT
Chief Executive Officer

Address for Notices:		Address for Notices:

Energy Exploration Technologies, Inc.
1500 Cordova Road
Suite 302		Email:
Fort Lauderdale, FL 33316
Attn:	Teague Egan
Tel:	(954) 854-0696
Email:	teague@energyx.com

EXHIBIT A

JOB DESCRIPTION / SERVICES

Employee shall serve as the Company’s Chief Financial Officer, and shall manage aspects of the business activities of the Company. Tasks required of this role include but are not limited to:

EnergyX Executive Team:	1. Financial Planning & Analysis including budgeting, accounting past, present, and future financials. Provide weekly report.

2. Monthly management reporting and financial status. Provide monthly report.

3. Tracking all cash flows and managing cash disbursements with assistance of the Company’s CPA / controller.

4. Responsible for Company’s annual financial audit

5. Modeling various project financial scenarios, producer models, and performing other financial analyses with respect to all of the Company’s financial needs.

6. Support CEO in logistics and operations as needed.

Organizational Responsibilities:	1. Assistance with administrative functions from time to time at the direction of the Chief Executive Officer

2. Assist with tracking of key customers and partnership for business development operations

3. Partnership relationship and coordination regarding financials

4. Tax structuring and filings

5. Insurance and risk management activities

6. Co-Manage digital operations and organization with VP of Development of:

• Salesforce

• Carta

• Intralink VDR

• Google Drive

• DocuSign

• DocSend

Fundraising Activities:	1. Advise company regarding capital, equity, and debt raises.

2. Interface between EnergyX investors.

3. Explore and contribute personal network to fundraising efforts.

4. Generate and manage list of prospective investors.

5. Interface with investment banks and financial counterparties

Goals and Milestones:	1. At 6 Months a. Complete Series B funding for minimum of $10 million

b. Develop robust financial model providing forecast of projected business operations available for investor meetings and company valuation

c. Develop Confidential Information Memorandum (CIM) and investor/roadshow deck that can be updated periodically and used by Executive team

d. Assist in development of pricing/leasing alternatives for LiTAS system with potential vendors - include financial requirements for alternative methodologies

e.   Assist in development of contract stuctures with manufacturing partners (i.e. SUEZ), off-take supply customers (i.e. GM), and technology fee customers (i.e. Albemarle) including profit sharing models, off-take sales models, and licensing and royalty models.

f. Establish requirements for insurance, payroll, and other back office functions

g. Ensure appropriate IT system security and controls and management of key contracts and data

2. At 12 Months

a. Working to complete IPO/SPAC transaction to provide liquidity and growth to business operations

b. Develop banking relationship and credit activities to support growing business operations

c. Establish robust back office function to support growing business operations.

d. Maintain FP&A function to support business operations and development activities

e. Providing meaningful and timely financial information to investors, especially with SEC requirements

f. Maintain efficient accounting and internal framework to support business operations

g. Set up benefit plans and other employee related requirement as business operations/employment expands

3. At 24 Months

a. Establish finance and accounting function to support public entity and all requirements for timely reporting

b. Establish FP&A function to support growing business operations

c. Raise capital and debt necessary for business operations including banking relationships for long term growth

d. Provide robust financial budget and forecast to manage the business and cash flow requirements

e. Providing meaningful reports and information to BOD’s as necessary as well as potential investors